SEC 06004720 IISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING FEB 28 2006 WASH, DC SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Advisor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Goetchius 212-709-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewatherhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Advisor Services, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arthur Goetchius
Signature

Chief Financial Officer
Title

Jay V. Grimm
Notary Public

JAY V. GRIMM
Notary Public, State of New York
No. 31-6675150
Qualified in New York County
Commission Expires ~~March 30, 19~~ 10/20/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Advisor Services LLC

Statement of Financial Condition
December 31, 2005

Wall Street Advisor Services LLC
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Wall Street Advisor Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Advisor Services LLC (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Wall Street Advisor Services LLC
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	330,798
Deposits with clearing organizations		120,000
Prepaid expenses		16,597
Securities owned, at fair value		77,302
Total assets	$	544,697
Liabilities and Members' Equity		
Liabilities		
Payable to affiliates	$	81,820
Accrued liabilities		39,299
Total liabilities		121,119
Members' equity		423,578
Total liabilities and members' equity	$	544,697

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Wall Street Advisor Services LLC (the "Company") is a 90% owned subsidiary of DST Systems, Inc. The remaining 10% is owned by Wall Street Access. Currently, there is limited business being conducted by the Company while its infrastructure and business model is being revised. The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Summary of Significant Accounting Policies

Securities Transactions
Transactions in securities owned are recorded on a trade date basis.

Income Taxes
No federal or state income taxes have been provided as the Company is a limited liability corporation whereby it is not liable for federal or state income tax payments as the individual owners are responsible for these payments.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Interest on cash equivalents is recognized as revenue when earned. Cash represents unrestricted cash of $312,465 held with one major financial institution. As of December 31, 2005, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

3. Fair Value of Financial Instruments

Securities owned are reported in the statement of financial condition at fair value.

4. Related Party Transactions

Payable to affiliates of $81,820 represents amounts due to an affiliated entity for amounts which were paid on behalf of Wall Street Advisor Services LLC and DST Systems.

5. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2005 of $390,142, which exceeded its net capital requirement by $140,142.

The Company is a clearing broker, however, it has not commenced operations as a clearing broker and, as such, has no customer accounts. Consequently, at December 31, 2005, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.